UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

StarTek, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

85569C107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,863
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 628,863
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,562
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,562
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON P ENGINE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,447
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 280,447
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,064,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,064,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 784,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 784,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,064,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,064,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 85569C107

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital, Engine Jet and P Engine were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 628,863 Shares beneficially owned by Engine Capital is approximately $3,822,949, including brokerage commissions. The aggregate purchase price of the 155,562 Shares beneficially owned by Engine Jet is approximately $872,122, including brokerage commissions. The aggregate purchase price of the 280,447 Shares beneficially owned by P Engine is approximately $2,084,198, including brokerage commissions

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 19, 2015, the Reporting Persons entered into a Nomination and Standstill Agreement with the Issuer (the “Agreement”).  Pursuant to the terms of the Agreement, the Board will nominate Mr. Ajdler for election to the Board at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).  If Mr. Ajdler is elected to serve as a director on the Board at the 2015 Annual Meeting, he will serve until the next annual meeting of stockholders in 2016.  Pursuant to the terms of the Agreement, the Issuer agreed to reimburse the Reporting Persons for the reasonable fees and expenses incurred in connection with the nomination of Mr. Ajdler, up to a maximum of $5,000.

The Reporting Persons agreed, amongst other things, to cause all shares beneficially owned by the Reporting Persons to be present for quorum purposes and to be voted, at the 2015 Annual Meeting or at any adjournments or postponements thereof, in accordance with the Board’s recommendations for each of the proposals described in the Issuer’s proxy statement relating to the 2015 Annual Meeting.  In addition, the Reporting Persons agreed that at any time the Reporting Persons collectively do not own at least 3.0% of the common stock of the Issuer (other than as a result of dilutive issuances of the Issuer), Mr. Ajdler will promptly resign from the Board and also agreed to certain standstill provisions until the later of (i) twenty (20) days prior to the nomination deadline in connection with the nomination of directors at the annual meeting immediately following the 2015 Annual Meeting and (ii) the date Mr. Ajdler ceases to serve as a director on the Board.  The Agreement also contains a mutual release for claims arising in connection with the nomination and election of directors at the 2015 Annual Meeting, occurring any time or period of time prior to the date of the execution of the Agreement, except with respect to any claims arising under the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 85569C107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,417,122 Shares outstanding, as of March 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2015.

A.	Engine Capital

(a)	As of the close of business on March 19, 2015, Engine Capital directly owned 628,863 Shares.

Percentage: 4.1%

(b)	1. Sole power to vote or direct vote: 628,863
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 628,863
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Engine Jet

(a)	As of the close of business on March 19, 2015, Engine Jet directly owned 155,562 Shares.

Percentage: 1.0%

(b)	1. Sole power to vote or direct vote: 155,562
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 155,562
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	P Engine

(a)	As of the close of business on March 19, 2015, P Engine directly owned 280,447 Shares.

Percentage: 1.8%

(b)	1. Sole power to vote or direct vote: 280,447
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 280,447
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by P Engine during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 85569C107

D.	Engine Management

(a)
Engine Management, as the investment manager of each of Engine Capital, Engine Jet and P Engine, may be deemed to beneficially own the Shares owned directly by Engine Capital, Engine Jet and P Engine. As of the date hereof, Engine Management may be deemed to beneficially own 1,064,872 Shares.

Percentage: 6.9%

(b)	1. Sole power to vote or direct vote: 1,064,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,064,872
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty days.

E.           Engine Investments

(a)
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 784,425 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 784,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 784,425
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty days.

F.	Arnaud Ajdler

(a)	Mr. Ajdler, as the managing member of Engine Management, may be deemed to beneficially own the 1,064,872 Shares owned beneficially by Engine Management.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,064,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,064,872
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 85569C107

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2015, the Reporting Persons and the Issuer entered into the Nomination and Standstill Agreement described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1
Nomination and Standstill Agreement, by and among StarTek, Inc., Engine Capital, L.P., Engine Jet Capital, L.P., P Engine Ltd., Engine Investments, LLC, Engine Capital Management, LLC, and Arnaud Ajdler, dated March 19, 2015.

CUSIP NO. 85569C107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 20, 2015

Engine Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

P Engine Ltd.

By: Engine Capital Management, LLC, Investment Manager

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 85569C107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ENGINE CAPITAL, L.P.

1,080	7.88	02/20/2015

ENGINE JET CAPITAL, L.P.

201	7.88	02/20/2015

P ENGINE LTD.

769	7.88	02/20/2015